SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  88335R101                                               PAGE 2 OF 9
---------------------------------------- --------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS        Dancing Bear  Investments,  Inc.
                                              2004  Intangible Irrevocable Trust

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |_|
                                                                     (b)     |_|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 5,523,588
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            5,523,588
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  5,523,588
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          11.2% (1)
------------ -------------------------------------------------------------------

    15       TYPE OF REPORTING PERSON*                                     OO
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS        E&C Capital Partners, LLLP.
                                              2004  Intangible Irrevocable Trust

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |_|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                       Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 26,111,094(1)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            26,111,094(1)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   26,111,094(1)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          34.6% (1)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*                                     OO
------------ -------------------------------------------------------------------

(1) Represents (i) 333,333 shares of Series F Convertible Preferred Stock of the Issuer, which is convertible at any time into approximately 16,666,650 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) a $750,000 Convertible Note, which is convertible at any time into approximately 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS        Robin Segaul Lebowitz, Trustee (1)

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                                  (b)      |_|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                       Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 31,634,682(2)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            31,634,682(2)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 31,634,682(2)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          41.9% (2)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*                                     IN
------------ -------------------------------------------------------------------

(1) This Schedule 13D does not include 618,929 shares underlying options which are beneficially owned by Ms. Lebowitz in her individual capacity.

(2) Represents (i) 5,523,588 shares of common stock held by Dancing Bear Investments, Inc. 2004 Intangible Irrevocable Trust; (ii) 333,333 shares of Series F Convertible Preferred Stock of the Issuer held by E&C Capital Partners, LLLP 2004 Intangible Irrevocable Trust ("E&C Trust"), which is convertible at any time into approximately 16,666,650 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) a $750,000 Convertible Note held by E&C Trust, which is convertible at any time into approximately 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS              Dennis D. Smith, Trustee (1)

             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                                  (b)      |_|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Florida
------------ -------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER                 31,634,682(2)
 OWNED BY           ------------------------------------------------------------
  EACH
REPORTING              9      SOLE DISPOSITIVE POWER              -0-
PERSON WITH         --------- --------------------------------------------------

                       10     SHARED DISPOSITIVE POWER            31,634,682(2)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  31,634,682(2)
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         41.9% (2)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*                                     IN
------------ -------------------------------------------------------------------

(1) This Schedule 13D does not include 240,000 shares beneficially owned by Mr. Smith in his individual capacity.

(2) Represents (i) 5,523,588 shares of common stock held by Dancing Bear Investments, Inc. 2004 Intangible Irrevocable Trust; (ii) 333,333 shares of Series F Convertible Preferred Stock of the Issuer held by E&C Trust, which is convertible at any time into approximately 16,666,650 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) a $750,000 Convertible Note held by E&C Trust, which is convertible at any time into approximately 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "1934 Act") by the Dancing Bear Investments, Inc. 2004 Intangible Irrevocable Trust (the "DBI Trust"), the E&C Capital Partners, LLLP 2004 Intangible Irrevocable Trust (the "E&C Trust" and together with the DBI Trust, the "Trusts"), and Robin Segaul Lebowitz and Dennis
D. Smith, as Trustees of each of the Trusts (the "Trustees") (each a "Reporting Person", and collectively, the "Reporting Persons"). The address of each of the Reporting Persons is 110 S.E.6th Street, 15th Floor, Ft. Lauderdale, Florida 33301.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Trustees are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No consideration was paid for the transfer of the securities contemplated by this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

This Schedule 13D gives effect to the transfer of securities by each of Dancing Bear Investments, Inc. ("DBI") and E&C Capital Partners, LLLP ("E&C") to the DBI Trust and the E&C Trust for year end tax planning purposes. DBI is the sole beneficiary of the DBI Trust, and E&C is the sole beneficiary of the E&C Trust. Pursuant to the terms of respective trust agreements relating to the Trusts, each of the Trusts will automatically terminate on January 31, 2004 and thereafter neither Trust will have any further beneficial ownership of securities of the Issuer and will no longer be subject to reporting under Rule 13-1 of the 1934 Act. Since January 31, 2004 is less than 60 days from the date of transfer of the securities, under Rule 13d-3(d) of the 1934 Act, each of DBI and E&C is deemed to continue to have beneficial ownership of the securities which they transferred to the Trusts. Upon termination of the Trusts, the securities held by the Trusts will be returned to DBI and E&C, as appropriate.

None of the Reporting Persons are aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by each of the Reporting Person, as set forth in Item 3 and (ii) 49,369,793 shares of Common Stock outstanding as of October 27, 2003.

                  Amount beneficially owned:

                           5,523,588 as to the DBI Trust
                           26,111,094 as to the E&C Trust
                           31,634,682 as to each of the Trustees

                  Percent of class:

                           11.2 % as to the DBI Trust
                           34.6 % as to the E&C Trust
                           41.9 % as to each of the Trustees

                  Number of shares as to which the person has:

                      sole power to vote or to direct the vote:
                                -0- as to each of the Reporting Persons

                      shared power to vote or to direct the vote:

                                11.2 % as to the DBI Trust
                                34.6 % as to the E&C Trust
                                41.9 % as to each of the Trustees

                      sole power to dispose or to direct the disposition of:

                                -0- as to each of the Reporting Persons

                      shared power to dispose or to direct the disposition of:

                                11.2 % as to the DBI Trust
                                34.6 % as to the E&C Trust
                                41.9 % as to each of the Trustees

(c) None

(d) Under the terms of the trust agreements relating to the Trusts, DBI and E&C are entitled to receive all distributions with respect to the securities held by the Trusts, including any dividends or the proceeds from any sale of the securities held by the Trusts.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1.       Joint Filing Agreement dated December 29, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                         Dancing Bear Investments, Inc. 2004 Intangible Irrevocable Trust


                         By:  /s/ Dennis D. Smith
                              ------------------------------------
                                Dennis D. Smith, Trustee


                         E&C Capital Partners, LLLP 2004 Intangible
                         Irrevocable Trust


                         By:  /s/ Dennis D. Smith
                              ------------------------------------
                                Dennis D. Smith, Trustee

                         /s/ Robin Segaul Lebowitz
                         -----------------------------------------
                         Robin Segaul Lebowitz, Trustee

                         /s/ Dennis D. Smith
                         -----------------------------------------
                         Dennis D. Smith, Trustee